Exhibit 99.4

VIA SEDAR

October 28, 2022

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE:	Abridgement of time period prescribed by National Instrument 54-101

Dear Sirs/Mesdames:

As required under Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned certifies, in relation to the special meeting of shareholders of IMV Inc. (“IMV”) to be held on December 7, 2022 (the “Meeting”), that:

(a)	IMV has arranged to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)	IMV has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in the above subparagraph (a).

IMV is thus relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

IMV INC.

Per:	/s/ Brittany Davison
Brittany Davison
Chief Accounting Officer
and Corporate Secretary